SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2001

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  John E. Lucas
                  600 North 18th Street
                  PCC Corporate Headquarters
                  Post Office Box 2641
                  Birmingham, Alabama 35291-8210

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Manager, Transmission Services
                  Manage activities associated with transmission policy implications of regulatory and legislative proposals made by the Federal Energy Regulatory Commission and Congress.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
                 Salary or other
                  compensations
Name of    received     to be              Person or company from whom received
recipient               received           or to be received
           (a)          (b)
John E.    $ 378,028    to be included     Southern Company Services, Inc.
Lucas                   in supplementary
                        statement

           (b)    Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  N/A

           (b) Itemized list of all other expenses:  N/A

Date     February 8, 1999                   (Signed) /s/ John E. Lucas